HCSB Financial Corporation

5201 Broad Street

Loris, South Carolina 29569

(843) 756-6333

November 7, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Mark Webb, Legal Branch Chief

Re:	HCSB Financial Corporation
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed August 31, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 000-26995

Mr. Webb:

On behalf of HCSB Financial Corporation and its subsidiary Horry County State Bank (collectively, the “Company” or “HCSB”), this letter responds to the letter, dated October 19, 2011 (the “Comment Letter”), from the staff of the Securities and Exchange Commission (the “Staff”) regarding the Company’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010, and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2011.

The numbered paragraphs below set forth the Staff’s comments together with the Company’s responses and correspond to the numbered paragraphs in the Comment Letter.  As requested, we will comply with all of the additional disclosures in future filings with the Staff.

Comment Letter dated October19, 2011

Form 10-K/A for Fiscal Year Ended December 31, 2010

General

Signatures, page 3

1.                                       We note your response to comment 4 in our letter dated August 5, 2011.  The signature page amendment must include new certifications by each principal executive and principal financial officer.  Refer to Exchange Act Rule 12b-15.  Please file a new amendment to the Form 10-K that includes the certifications required by Item 601(b)(31) and (32) of Regulation S-K.

Response:  The Form 10-K/A as filed August 31, 2011 inadvertently omitted the certifications found in Exhibits 31.1, 31.2 and 32, of the Company’s principal executive and principal financial officer.  A new amendment to the Form 10-K/A is being filed with the Staff electronically via

EDGAR to amend and restate the signature page and to include these certifications required by Item 601(b)(31) and (32).

2.                                       Please confirm that the principal financial officer will sign future Forms 10-K.  Refer to         General Instruction D(2)(a) of Form 10-K.

Response:  The Company hereby confirms that its principal financial officer will sign future Forms 10-K as required by General Instruction D(2)(a) of Form 10-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Statements

Note 7 — Loan Portfolio, page 17

3.                                       We note that your TDRs increased to $51.8 million as of June 30, 2011 from $21.6 million as of March 31, 2011.  Further, we note that the TDR narrative disclosures included in the Form 10-Q as of March 31, 2011 were no longer included in the Form 10-Q as of June 30, 2011.  Please tell us why you removed this discussion.  Please provide this information to us supplementally as of June 30, 2011 and tell us the quantity of TDRs performing and non-performing as of such date.

Response:  The $21.6 million TDRs as of March 31, 2011 only includes our performing TDRs as of such date, while the $51.8 million as of June 30, 2011 includes both performing and nonperforming TDRs.  The more detailed TDR disclosures included in the March 31, 2011 10-Q, which were not required to be provided, were removed from the June 30, 2011 10-Q because we had difficulty in providing accurate information as of June 30, 2011 as to whether each of these TDRs were performing.  We understood that there were new requirements beginning in September 30, 2011 for reporting TDR information so we opted to wait and include all of the new disclosure information as of September 30, 2011.  We note we provided our total TDRs in Note 7 — Loan Portfolio, page 24 of the June 30, 2011 10-Q.

As of June 30, 2011, we had $51.8 million TDRs, $32.2 million which were performing and $19.4 million which were non-performing as of such date.

In addition, please see our disclosure below in response to Comment #4 and disclosure relating to TDRs on pages 24 - 26 of our Quarterly Report on Form 10-Q for the period ended September 30, 2011, which will be filed with the SEC concurrently with this response letter.

4.                                     Given the significance of your restructured loans, please tell us and revising future filings to disclose the following:

•                  A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;

•                  Policy on how many payments the borrower needs to make before returning the loan to accrual status; and

•                  Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.)

Response:  With respect to restructured loans, we grant concessions by (1) reduction of the stated interest rate for the remaining original life of the debt, or (2) extension of the maturity date at a  stated interest rate lower than the current market rate for new debt with similar risk.  We do not generally grant concessions through forgiveness of principal or accrued interest.  Restructured loans where a concession has been granted through extension of the maturity date generally include extension of payments in an interest only period, extension of payments with capitalized interest and extension of payments through a forbearance agreement.  These extended payment terms are also combined with a reduction of the stated interest rate in certain cases.

Our policy with respect to accrual of interest on loans restructured in a TDR follows relevant supervisory guidance.  That is, if a borrower has demonstrated performance under the previous loan terms and shows capacity to perform under the restructured loan terms, continued accrual of interest at the restructured interest rate is likely.  If a borrower was materially delinquent on payments prior to the restructuring but shows capacity to meet the restructured loan terms, the loan will likely continue as nonaccrual going forward.  Lastly, if the borrower does not perform under the restructured terms, the loan is placed on nonaccrual status.

We will continue to closely monitor these loans and will cease accruing interest on them if management believes that the borrowers may not continue performing based on the restructured note terms.  If, after previously being classified as a TDR, a loan is restructured a second time, then that loan is automatically placed on nonaccrual status.  Our policy with respect to nonperforming loans requires the borrower to make a minimum of six consecutive payments in accordance with the loan terms before that loan can be placed back on accrual status.  Further, the borrower must show capacity to continue performing into the future prior to restoration of accrual status.  To date, we have not restored any nonaccrual loan classified as a TDR to accrual status.

In addition, please see our disclosure relating to TDRs on pages 24 - 26 of our Quarterly Report on Form 10-Q for the period ended September 30, 2011, which will be filed with the SEC concurrently with this response letter.

5.                                       Please tell us and disclose in future filings whether you have modified any loans that you believe do not meet the definition of a troubled debt restructuring.  If so, quantify the amount of modified loans by loan type and explain your basis for not accounting for such modified loans as troubled debt restructurings.

Response:  We believe that all of our modified loans meet the definition of a TDR.

*              *              *              *              *              *              *              *              *

The Company hopes that the foregoing has been responsive to the Staff’s comments.  In addition, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its SEC filings in accordance with the Securities Exchange Act of 1934;

•                  staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to such filings; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (843) 756-6333.

Sincerely,

/s/ James R. Clarkson
James R. Clarkson
President and Chief Executive Officer

cc:	Ed Loehr, Chief Financial Officer
Benjamin A. Barnhill, Esq. (Nelson Mullins Riley & Scarborough, LLP)
Elliott Davis, LLC